UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐      No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐      No  ☒

Registered Direct Offering

On December 2, 2020, Auris Medical Holding Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”), pursuant to which the Company agreed to sell and issue, in a registered direct offering priced at the market in accordance with the rules of the Nasdaq Stock Market (the “Offering”), an aggregate of 2,000,000 of the Company’s common shares, par value CHF 0.01 per share (the “Common Shares”) at an offering price of $4.00 per Common Share. The Common Shares are being offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was originally filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2018, as amended by a Post-Effective Amendment filed on March 20, 2019 and declared effective on March 27, 2019 (File No. 333-228121) (the “Registration Statement”) and a prospectus supplement thereunder dated December 2, 2020 filed with the Securities and Exchange Commission. The Offering is expected to close on or about December 4, 2020, subject to satisfaction of customary closing conditions.

The Purchase Agreement contains customary representations, warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. Pursuant to the terms of the Purchase Agreement, the Company has agreed to certain restrictions on the issuance and sale of its Common Shares during the 60-day period following the closing of the Offering, subject to certain exceptions.

The gross proceeds to the Company from the transaction, before deducting the placement agent’s fees and expenses, and the Company’s estimated offering expenses, are expected to be approximately $8.0 million. The Company intends to use the net proceeds received from the Offering for working capital and general corporate purposes.

In connection with the Offering, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (the “Placement Agent”) pursuant to which the Company agreed to pay the Placement Agent a cash fee equal to 7% of the aggregate gross proceeds raised from the sale of the securities Common Shares sold in the Offering and reimburse the Placement Agent for certain of its expenses in an amount not to exceed $40,000. The Placement Agency Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Placement Agent, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.

The foregoing descriptions of the Purchase Agreement and the Placement Agency Agreement are not complete and are qualified in their entireties by reference to the full text of the Purchase Agreement and the Placement Agency Agreement, copies of which are filed herewith as Exhibit 10.1 and Exhibit 10.2, respectively, to this Report on Form 6-K and are incorporated by reference herein. A copy of the opinion of Conyers Dill & Pearman Limited relating to the legality of the issuance and sale of the Common Shares is filed herewith as Exhibit 5.1.

Press Release

On December 2, 2020, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 5.1, 10.1, 10.2 and 99.1 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121) and Form S-8 (Registration Number 333-232735) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Conyers Dill & Pearman Limited, Bermuda counsel to the Company, as to the validity of the common shares of Auris Medical Holding Ltd.
10.1	Form of Securities Purchase Agreement, dated December 2, 2020, by and between the Company and each Purchaser thereto
10.2	Placement Agency Agreement, dated as of December 2, 2020, by and between the Company and A.G.P./Alliance Global Partners
99.1	Press Release, dated December 2, 2020, of Auris Medical Holding Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

Date: December 3, 2020	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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